Exhibit 21.1
LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Formation	Doing Business As
VMdirect L.L.C.	Nevada	N/A
VMdirect UK Ltd.	England	N/A
DigitalFX Networks, LLC	Nevada	N/A
DigitalFX Solutions, LLC	Nevada	N/A
DigitalFX Europe, Ltd.	Ireland	N/A
Blue Trident Enterprises, LLC	New York	N/A